

Mail Stop 3628

April 2, 2010

Via Facsimile (212.446.4900) and U.S. Mail

Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022-4611

   Re: **Sauer-Danfoss Inc.**
     Amendment No. 1 to Schedule 14D-9 filed on March 21, 2010
     File No. 005-55771

     Amendment No. 1 Schedule 13E-3 filed on March 31, 2010
     File No. 005-55771

Dear Mr. Christopher:

   We have reviewed your filings and response letter and have the following additional comments.

1. We note your response to prior comment 3. The amended Schedule 13E-3 references the Offer to Purchase dated March 10, 2010. However, the Offer to Purchase was subsequently amended in the amendments to the Schedule TO filed by Danfoss Acquisition, Inc. on March 30 and 31, 2010. Please revise the Schedule 13E-3 to either provide or incorporate by reference the information requested in prior comment 3.

2. We note your response to prior comment 4 and have reviewed the written consent of the board of directors of the Company. We do not agree that the Special Committee was authorized to make a fairness determination on behalf of the Company for purposes of complying with Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A. Please revise to provide a fairness determination by the Company. Alternatively, please supply us on a supplemental basis a consent of the board of directors that expressly authorized the Special Committee to provide the Schedule 13E-3 disclosure on behalf of the Company.

3. We note your response to prior comment 5. Unless the members of "Danfoss Group and their affiliates" are the only affiliates of the Company, please revise the disclosure to clarify that the fairness determination in the Schedule 14D-9 is addressed specifically to unaffiliated stockholders. Please note the staff views officers and directors of the issuer as affiliates when considering whether your current references to "stockholders of the

Company (other than Danfoss Group and their affiliates)" are sufficiently specific to satisfy Item 1014(a) of Regulation M-A.

4.   We reissue prior comment 6. Even though the materials described in your response were preliminary in nature, such materials fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3. Please revise the Company's filings to summarize the preliminary analyses and related discussions described in your response and file such reports as exhibits pursuant to Item 16 of Schedule 13E-3.

5.   We note your response to prior comment 7. Please advise where the revised disclosure has addressed the factors described in Item 1014(e) and clause (viii) of Instruction 2 to Item 1014 of Regulation M-A. We note the revised disclosure regarding clause (iv) of Instruction 2 to Item 1014. If the Special Committee has based its fairness determination on the analysis of any factors undertaken by its financial advisor, the Special Committee must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. In this respect, please disclose in this section whether the Special Committee expressly adopted Lazard's discussion and analyses of the factors disclosed under the headings "Lazard Opinion and Analysis" and "Summary and of Financial Analysis and Opinion of the Special Committee's Financial Advisor" found in the Schedule 14D-9. Note however, that to the extent the Special Committee did not adopt Lazard's discussion and analyses, the Special Committee must discuss, per prior comment 7, the factor listed in clause (iv) of Instruction 2 to Item 1014 in reasonable detail or explain in detail why the factor was not deemed material or relevant.

6.   We note your response to prior comment 8. Please revise the filings to disclose the Updated Preliminary 2010 Projections, or at a minimum, the projected total sales, projected earnings before interest, taxes, depreciation and amortization ("EBITDA") and projected earnings before interest and taxes ("EBIT") contained therein. Consider providing appropriate qualifications and descriptive disclosure to mitigate your concerns cited in your response.

7.   We refer you to Exhibit (a)(5)(G) of the Schedule 13E-3. As we noted in prior comment 13, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the exhibit to remove any reference to such safe harbor provision and/or include disclosure in the filings stating that the safe harbor provisions in the exhibit do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.

Please amend the filings in response to these comments. Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions